Exhibit 99.1

IsoTis OrthoBiologics Establishes Commercial Alliance with Teknimed To Expand OsSatura Synthetic Product Family

LAUSANNE, Switzerland, and IRVINE, California, March 30 /PRNewswire-FirstCall/ — IsoTis OrthoBiologics (SWX/Euronext Amsterdam: ISON; TSX: ISO) announces the signing of a commercial alliance with Teknimed to jointly develop synthetic-based products for use in orthopedic, spine, and trauma surgery. Teknimed, a French company based in Toulouse (www.teknimed.com), is a leading developer and OEM (“original equipment manufacturer”) of calcium phosphates and other biomaterial based products.

Jacques Essinger, Chief Executive Officer and President US of IsoTis Orthobiologics, said: “The agreement with Teknimed allows us to more rapidly expand our OsSatura product family. It will give our sales force a larger portfolio to address a broader range of orthopaedic indications. This is in line with our stated objective to increase the contribution of synthetic products to our global product sales mix. The alliance is also of strategic importance as it enables IsoTis to further explore development with one of the leading companies in the field of innovative products complementary to our in-house programs.”

Profile IsoTis OrthoBiologics

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 15 others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s website at www.isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

SOURCE IsoTis N.V.
     -0-                        03/30/2004
     /CONTACT: For information contact: Hans Herklots, Tel: +41 21 620 6011,
Fax: +41 21 620 6060, E-mail: investor.relations@isotis.com,
Louis G. Plourde, Tel: +1 800 561-2955 (North America), +1 514
277-5984, E-mail: louis.plourde@isotis.com/
(ISO.)

CO: IsoTis N.V. ST: California, Switzerland IN: MTC SU: JVN